Financial News

CIBC Increases Dividends

Toronto, ON – December 1, 2016 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.24 per share on common shares for the quarter ending January 31, 2017, an increase of three cents from the previous quarter. This dividend is payable on January 27, 2017 to shareholders of record at the close of business on December 28, 2016.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the quarter ending January 31, 2017 payable on January 27, 2017 to shareholders of record at the close of business on December 28, 2016:

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com